SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Companhia Aberta

CNPJ nº 43.776.517/0001-80

NIRE 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”), in continuity with the Material Facts disclosed on December 21, 2023, February 15, 2024, April 18,

2024, May 13, 2024, June 4, 2024, June 13, 2024 and June 20, 2024, hereby informs its shareholders and the market in general that the Company has filed with the Brazilian Securities and Exchange Commission – Comissão de Valores Mobiliários ("CVM"), on this date, the filing for automatic registration of a secondary public offering of, initially, 191,713,044 common shares, all nominative, book-entry shares with no par value, free and clear of any liens or encumbrances ("Shares"), issued by the Company and held by the State of São Paulo, represented by delegation by Secretaria de Parcerias em Investimentos – SPI (State Office of Investment Partnerships) ("Selling Shareholder"), pursuant to article 26, item III, paragraph "b" of CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), and other applicable provisions, including:

(i)  an offering in Brazil, in an unorganized over-the-counter market, in accordance with CVM Resolution 160 and other applicable legal provisions, and in accordance with "Código ANBIMA de Autorregulação para Estruturação, Coordenação e Distribuição de Ofertas Públicas de Valores Mobiliários e Ofertas Públicas de Aquisição de Valores Mobiliários" and "Regras e Procedimentos de Ofertas Públicas", both issued by Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA, with placement efforts of the Shares abroad ("Brazilian Offering”); and

(ii)  an offering abroad, in the form of American Depositary Shares (“ADSs”), in an offering registered with the Securities and Exchange Commission of the United States of America ("SEC") pursuant to the U.S. Securities Act of 1933 ("International Offering" and, together with the Brazilian Offering, "Global Offering”).

In addition, the Company hereby announces that the Notice to the Market and the Preliminary Prospectus for the Brazilian Offering were published on this date.

Apart from the registration of the Global Offering with the CVM and the SEC, there will be no registration of the Global Offering with any capital market regulatory agency or body in any country other than Brazil and the United States of America.

The percentage of Shares to be initially offered by the Selling Shareholder within the scope of the Global Offering will be 28.05% of the Company's share capital, which corresponds to 55.81% of the stake currently held by the Selling Shareholder, and may reach up to 32.25%, which corresponds to 64.18% of the stake currently held by the Selling Shareholder, depending on the exercise of the over-allotment option.

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Additional information on the Brazilian Offering can be obtained from the Preliminary Prospectus of the Brazilian Offering available at https://ri.sabesp.com.br/en/financial-information/share-offer- documents/, on that page, under the title "Preliminary Prospectus".

In compliance with article 1, paragraph 3, of State Decree No. 48,897 of August 27, 2004, the Company informs that the documents of permanent value, according to this rule, are in the process of being collected by the São Paulo State Archives.

The Shares and ADSs will be sold pursuant to an effective registration statement filed with the SEC on Form F-3 and available for review on the SEC’s website at www.sec.gov. A preliminary prospectus supplement related to the offering of the Shares and ADSs has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

São Paulo, June 21, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 21, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.